July 14, 2014

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549
Attention: Ms. Jennifer Monick

Re:	Boyd Gaming Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed March 14, 2014
File No. 001-12882
Dear Ms. Monick:
On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated June 18, 2014 with respect to the Company’s Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) filed with the SEC on March 14, 2014. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.
Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.
Please tell us if you capitalized personnel costs to property and equipment. To the extent material, please quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response:

We respectfully advise the Staff that we do capitalize personnel costs to property and equipment in those situations in which such costs are incurred related to the direct acquisition of the property and equipment. Although it was never issued in final form, we generally follow the guidance defined in an exposure draft of a Statement of Position (the “SOP”), Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment, issued by the Financial Reporting Executive Committee in 2001. This SOP is often referred to for guidance in the area of cost capitalization. The proposed SOP identified four phases where costs may be incurred related to property, plant and equipment, including those during the construction period. We believe that many of the concepts in the proposed SOP related to the capitalization of costs of a real property asset constructed for our company’s use reflect the appropriate accounting treatment for the costs being incurred.

Boyd Gaming Corporation s 6465 South Rainbow Blvd s Las Vegas, NV 89118 s 702.792.7200 s www.boydgaming.com

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

For our software development activities, we follow the guidance in ASC 350-40-30, which defines the appropriate accounting for capitalizable costs.

The amount of personnel costs capitalized has been immaterial. For example, in each of the years ended December 31, 2013, 2012 and 2011, such costs aggregated to $1.3 million, $1.2 million and $1.2 million, respectively. We acknowledge the Staff’s comment and respectfully advise the Staff that, should the amount of such costs be material in any future periods, we will quantify and disclose the amount of such costs, as well as discuss the fluctuations in the level of these costs, within our MD&A.

Executive Overview, page 34

2.
We note your disclosure in the business section on page 8 as well as in the notes to the financial statements regarding your player loyalty programs. Please consider revising your MD&A in future Exchange Act periodic reports to describe the liabilities associated with your player loyalty programs. Please also describe how such programs fit within your overall promotional and marketing programs and how any changes to such programs impact your actual revenue performance.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, to the extent such programs cause material variances between reporting periods, we will expand our discussion of our player loyalty programs in the MD&A in our future filings. Such discussion would also include a description of how such programs fit into our overall promotional and marketing programs and how any changes to the programs impact our actual revenue performance. While our player loyalty programs are an important part of our business, the income statement impact of the programs does not typically vary significantly between comparable periods.

We will revise Note 8, Accrued Liabilities, in future filings to separately disclose the player loyalty program liabilities. The amount of such liabilities at December 31, 2013 and 2012, were $25.2 million and $26.9 million, respectively.

Our Key Performance Indicators, page 36

3.	We note that you currently have 11,418 hotel rooms. Please tell us if you consider RevPAR to be a key performance indicator.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not consider RevPAR to be a key performance indicator, since a significant portion of our hotel rooms are occupied by casino patrons who are provided such rooms on a complimentary basis. The revenue arising from these complimentary rooms is an interdepartmental charge between the casino and hotel departments and eliminated on our income statement as a promotional allowance in the determination of Net Revenues.

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

Results of Operations

Operating Revenues

Gaming, page 38

4.
We note that hold percentage is a metric management employs to track gaming performance. In future Exchange Act periodic reports, please expand your disclosure in this section to discuss, to the extent material, the impact of hold percentage on gaming revenues.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will expand our disclosure of the impact of hold percentage on gaming revenues in future filings to the extent such impact is material.

Given the nature of our business, fluctuations in these percentages on an overall basis are typically minimal. Our overall hold percentages did not vary significantly, as reflected in the following table and, therefore, were not material contributors to variances in our income statement in the periods presented.

	Year Ended December 31,
	2013	2012	2011
Slot Hold Percentage	7.53%	7.50%	7.37%
Table Games Hold Percentage	14.79%	14.36%	14.51%

Liquidity and Capital Resources

Indebtedness, page 46

5.
We note your general discussion of the financial covenants contained in your various debt agreements. Please confirm that, in future Exchange Act periodic reports, you will disclose your actual financial covenant ratios, to the extent that compliance with the ratio has a material impact on your financial flexibility, such as by precluding new indebtedness.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, to the extent our actual financial ratios have a material impact on our financial flexibility, we will disclose our actual financial covenant ratios in the Liquidity and Capital Resources section of future filings. The disclosure would be similar to that included in the Borgata Debt section of Note 10, Long-term Debt, in the Form 10-K, which provides the following discussion on page 109:

“The indenture governing the 2018 Borgata Notes allows for the incurrence of additional indebtedness, if after giving effect to such incurrence, our coverage ratio (as defined in the indenture, essentially a ratio of consolidated EBITDA to fixed charges, including interest) for a trailing four quarter period on a pro forma basis would be at least 2.0 to 1.0. Such pro forma

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

coverage ratio was above 2.0 to 1.0 at the date the 2018 Borgata Notes were issued; however, at December 31, 2013, our coverage ratio (as defined in the indenture) is below 2.0 to 1.0. Accordingly, the indenture prohibits us from incurring new indebtedness; however, we may still borrow under the $60 million senior secured credit facility. At December 31, 2013, the outstanding balance under the Borgata bank credit facility was $30.9 million leaving contractual availability of $20.1 million.”

Contractual Obligations, page 54

6.	Please confirm that you will disclose the amount of interest related to your variable rate debt in future filings. Please refer to footnote 46 in our Release 33-8350.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we will expand our disclosure in the Contractual Obligations table in future filings to include the amount of interest related to our variable rate debt, and also the significant assumptions underlying the calculation of those amounts.

7.	Please tell us why the amounts for operating leases in your contractual obligations table are not consistent with the amounts in the table on page 54.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have determined that the amounts reflected for operating leases in the Contractual Obligations tables are incorrect due to an administrative error resulting from the improper calculation of the rounded amounts included in this table. The correct amounts are as follows:

(in millions)	Total	2014	2015	2016	2017	2018	Thereafter
Operating leases
Boyd Gaming	$470	$13	$13	$12	$12	$11	$409
Borgata	351	8	7	7	6	6	317

The amounts of our future lease payment obligations disclosed in Note 13, Commitments and Contingencies, in the Form 10-K are correct. We will include an updated Contractual Obligations table, including updated operating lease amounts, in our second quarter Form 10-Q.

Financial Statements

Notes to Consolidated Financial Statements, page 75

Note 2. Acquisitions and Divestitures, page 84

Disposition of Echelon, page 88

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

8.	Please tell us how you determined it was not necessary to classify the results of operations from Echelon as discontinued operations. Please refer to ASC 205-20-45.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we concluded that the classification of Echelon as a discontinued operation would not be appropriate. In ASC 205-20-45-1.a., the guidance prescribes that one of the criteria for a component of an entity to be reported as discontinued operations is that the operations and cash flows of the component have been (or will be) eliminated. We planned for the Echelon project to be an integrated resort casino that we would own and operate. The Echelon assets were sold before the development was completed and consisted primarily of land. As an incomplete development project, Echelon did not have operations and did not generate any cash flow. Further, the Echelon project was dependent upon the cash flows of components of Boyd Gaming to fund its on-going carrying costs until its disposition. As a result, we determined that Echelon did not have operations nor independent cash flows to qualify as an asset group, as that term is defined in ASC 205-20-20, and could not be considered a component of an entity, as defined, which would be required for it to qualify to be reported as a discontinued operation pursuant to the guidance provided in ASC 205-20-45.

Note 20. Condensed Consolidating Financial Information, page 135

9.
It appears that some of the adjustments to the condensed consolidating financial information were to correct errors. Please tell us how you determined that such errors were not material. This comment also applies to the Form 10-Q for the quarterly period ended March 31, 2014.

Response:

Form 10-K for year ended December 31, 2013

We acknowledge the Staff’s comment and respectfully advise the Staff that, as disclosed, we corrected prior year errors in Note 20, Condensed Consolidating Financial Information, in the income statement and cash flow tables. We determined the errors were immaterial based on our consideration of the guidance in ASC 250. The facts that we considered in making this determination were both quantitative and qualitative.

The corrections to the December 31, 2013 Form 10-K guarantor footnote relate to (1) the presentation of comprehensive income (loss), intercompany revenues and expenses, equity in earnings of subsidiaries, and related eliminations, (2) the classifications within the statements of cash flows related to intercompany transactions, and (3) properly recording the impact of certain reclassification and tax entries between the guarantor and nonguarantor subsidiaries. The impact of these corrections on the prior year financial information presented in Note 20 of the Form 10-K is reflected in Attachment I, which provides schedules for the affected reporting periods depicting:

Condensed Consolidating Balance Sheet as of December 31, 2012

Condensed Consolidating Statements of Operations and Comprehensive Income for the years ended December 31, 2012 and 2011

Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2012 and 2011

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

Both the SEC Staff and FASB, in their guidance and pronouncements, have consistently emphasized the need for the consideration of qualitative factors in an assessment of materiality. Under this guidance, considering all the facts and circumstances, we assessed materiality. Accordingly, we have approached this analysis from both a quantitative and qualitative perspective, including those factors discussed in SAB 99 and SAB 108 - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

We have considered qualitative factors in SAB 99, as well as other qualitative factors that we believe are meaningful to analysts and investors. Our analysis of those qualitative factors is presented below.

1.	Does the misstatement arise from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?

Yes, the misstatement does arise from an item capable of precise measurement.

2.	Does the misstatement mask a change in earnings or other trends?

No, the errors pertain to the 2012 and 2011 consolidating financial statement information included in the footnote presentation only, and therefore do not mask a change in earnings or other trends.

3.	Does the misstatement hide a failure to meet analysts' consensus expectations for the enterprise?

No, the error identified does not impact consensus estimates since such error relates to footnote disclosures of guarantor information, and therefore does not impact the consolidated balance sheets, cash flows, or earnings for 2012 or 2011. We considered that analysts are focused on Adjusted EBITDA, and since there is no income statement impact of this error in the prior financial statements, we did not conclude this is indicative of hiding a failure to meet consensus expectations.

4.	Does the misstatement change a loss into income or vice versa?

No, the misstatement does not impact consolidated earnings presented in any period in 2012 or 2011, and therefore does not change loss into income or vice versa. However, as noted in the accompanying Attachment I, the misstatement does affect earnings in the individual columns presented in the guarantor footnote information.

5.	Does the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?

No, the misstated footnotes do not impact segment reporting or other aspects of the Company’s business.

6.	Does the misstatement affect the registrant's compliance with regulatory requirements?

No, the misstated footnotes do not impact compliance with regulatory requirements.

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

7.	Does the misstatement affect the registrant's compliance with loan covenants or other contractual requirements?

No, the misstated footnotes do not impact loan covenants or other contractual requirements. The Company’s financial covenants relate to maximum leverage and minimum interest coverage ratios, which utilize loan balances, interest expense and covenant EBITDA, which are not impacted by the error corrected in the current period pertaining to 2012 and 2011 financial statement footnote disclosures.

8.	Does the misstatement have the effect of increasing management’s compensation?

No, these changes in presentation do not impact management’s compensation.

9.	Does the misstatement conceal an unlawful transaction?

No, the errors do not conceal an unlawful transaction.

While we regularly receive questions and comments from investors and analysts in regards to our consolidated financial statements, we have not received questions related to the separate parent, guarantor or non-guarantor columns in the condensed supplemental financial statements. In our evaluation, however, we further considered that the corrected balance that would be of most interest to those investors focused on Note 20 would be the combined operating cash flow generated by the guarantors and the parent (which also guarantees the debt) and the combined net equity of the guarantors and parent, as this would be a potential indicator of the ability of the borrower to repay the debt from operations or from its equity. For the years ended December 31, 2012 and 2011, the combined operating cash flows were greater after the error corrections than previously reported. Accordingly, we believe that investors interested in this information would not be as concerned over this item since the correction would result in a more favorable view of the cash flow performance of the entities that have guaranteed the debt than was previously presented. Similarly, the combined net equity of the guarantors and the parent was greater after the corrections.

Form 10-Q for the quarter ended March 31, 2014

We also acknowledge that, as disclosed, we corrected prior year errors in Note 14, Condensed Consolidated Financial Information, in the condensed consolidating balance sheet, income statement and cash flow tables included in the Form 10-Q for the quarter ended March 31, 2014 (the “Form 10-Q”). We performed a similar analysis for these errors as we described above and determined the errors were immaterial.

The errors for the period ended March 31, 2014, did not impact any amounts in the consolidated financial statements presented for any period. The errors in the cash flow statement and the income statement schedules for the three months ended March 31, 2013, related solely to the quarterly adjustments for the errors in the annual period described above.

Further, the adjustment in the balance sheet schedule as of December 31, 2013, was to correct an error identified during the quarter by adding Boyd Acquisition, LLC, as a Guarantor and to release Echelon Resorts, LLC, as a guarantor as a result of supplemental indentures to the debt agreement in August 2013. The impact

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

of these corrections on the prior year financial information presented in Note 14 of the Form 10-Q is reflected in Attachment II, which provides schedules for the affected reporting periods depicting:

Condensed Consolidating Balance Sheet as of December 31, 2013

Condensed Consolidating Statement of Operations and Comprehensive Income for the quarter ended March 31, 2013

Condensed Consolidating Statement of Cash Flows for the quarter ended March 31, 2013

We also considered other factors outlined in ASC 250 in the same manner as we described for the annual periods above and reached the same conclusion that the error was immaterial, as noted below.

1.	Does the misstatement arise from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate?

Yes, the misstatement does arise from an item capable of precise measurement.

2.	Does the misstatement mask a change in earnings or other trends?

No, the errors pertain to the consolidating financial statement information for the balance sheet and statement of cash flows included in the footnote presentation only, and therefore do not mask a change in earnings or other trends.

3.	Does the misstatement hide a failure to meet analysts' consensus expectations for the enterprise?

No, the error identified does not impact consensus estimates since such error relates to footnote disclosures of guarantor information, and therefore does not impact the consolidated balance sheets, cash flows, or earnings for first quarter 2013. We considered that analysts are focused on Adjusted EBITDA, and since there is no income statement impact of this error in the prior financial statements, we did not conclude this is indicative of hiding a failure to meet consensus expectations.

4.	Does the misstatement change a loss into income or vice versa?

No, the misstatement does not impact consolidated earnings presented in first quarter 2013, and therefore does not change loss into income or vice versa.

5.	Does the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?

No, the misstated footnotes do not impact segment reporting or other aspects of the Company’s business.

6.	Does the misstatement affect the registrant's compliance with regulatory requirements?

No, the misstated footnotes do not impact compliance with regulatory requirements.

Securities and Exchange Commission
Jennifer Monick
July 14, 2014

7.	Does the misstatement affect the registrant's compliance with loan covenants or other contractual requirements?

No, the misstated footnotes do not impact loan covenants or other contractual requirements. The Company’s financial covenants relate to maximum leverage and minimum interest coverage ratios, which utilize loan balances, interest expense and covenant EBITDA, which are not impacted by the error corrected in the current period pertaining to 2013 financial statement footnote disclosures.

8.	Does the misstatement have the effect of increasing management’s compensation?

No, these changes in presentation do not impact management’s compensation.

9.	Does the misstatement conceal an unlawful transaction?

No, the errors do not conceal an unlawful transaction.

As corrected in the March 31, 2013 Form 10-Q filing, the combined net equity for the parent and guarantor at December 31, 2013 were greater after the error corrections than previously reported. Accordingly, we believe that investors focused on this information would not be as concerned over this item since the correction would result in a more favorable view of the assets of the entities that have guaranteed the debt than was previously reported.

* * *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg
Senior Vice President, Chief Financial Officer and Treasurer

cc:    Brandon C. Parris, Morrison & Forrester
Brian A. Larson, Executive Vice President, Secretary and General Counsel
Richard Flaherty, Chairman of the Company’s Audit Committee

Boyd Gaming Corporation                                     Attachment I
Impact of Corrections of Prior Year Financial Information
Form 10-K for the Year Ended December 31, 2013 - Note 20, Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheets

	December 31, 2012
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Assets
Cash and cash equivalents	$—	$—	$(100)	$100	$—	$—
Other current assets	(474)	75,485	(3,629)	908	(72,290)	—
Current assets from discontinued operations	—	—	—	—	—	—
Property and equipment, net	1	—	—	(1)	—	—
Assets held for development	—	—	—	—	—	—
Investments in subsidiaries	(4,162)	649,156	—	—	(644,994)	—
Intercompany receivable	—	—	—	—	—	—
Other assets, net	36	—	(35)	(1)	—	—
Intangible assets, net	—	—	—	—	—	—
Goodwill, net	—	—	—	—	—	—
Noncurrent assets from discontinued operations	—	—	—	—	—	—
Total assets	$(4,599)	$724,641	$(3,764)	$1,006	$(717,284)	$—

Liabilities and Stockholders' Equity
Current maturities of long-term debt	$—	$—	$—	$—	$—	$—
Non-recourse debt	—	—	—	—	—	—
Current liabilities	(4,600)	79,866	(2,297)	—	(72,969)	—
Current liabilities from discontinued operations	—	—	70,000	—	(70,000)	—
Accumulated losses of subsidiaries in excess of investment	—	—	1,396	—	(1,396)	—
Intercompany payable	—	—	(71,798)	225	71,573	—
Long-term debt, net of current maturities	2	—	(1)	(1)	—	—
Other long-term liabilities	(1)	367	(1,305)	908	31	—

Common stock	—	31	(305,387)	—	305,356	—
Additional paid-in capital	—	217,782	(252,238)	4,100	30,356	—
Retained earnings (deficit)	—	426,595	557,866	(4,226)	(980,235)	—
Accumulated other comprehensive loss	—	—	—	—	—	—
Total Boyd Gaming Corporation stockholders' equity (deficit)	—	644,408	241	(126)	(644,523)	—
Noncontrolling interest	—	—	—	—	—	—
Total stockholders' equity (deficit)	—	644,408	241	(126)	(644,523)	—
Total liabilities and stockholders' equity	$(4,599)	$724,641	$(3,764)	$1,006	$(717,284)	$—

Boyd Gaming Corporation                                     Attachment I
Impact of Corrections of Prior Year Financial Information
Form 10-K for the Year Ended December 31, 2013 - Note 20, Condensed Consolidating Financial Information

Condensed Consolidating Statements of Operations

	Year Ended December 31, 2012
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Net revenues	$(17,120)	$1,204	$3,141	$—	$12,775	$—

Costs and expenses
Operating	1,822	(1,835)	13	—	—	—
Selling, general and administrative	45,503	(45,553)	50	—	—	—
Maintenance and utilities	—	(1)	1	—	—	—
Depreciation and amortization	1	(1)	—	—	—	—
Corporate expense	(37,216)	(148)	—	—	37,364	—
Preopening expenses	656	(656)	(4,225)	4,225	—	—
Impairment of assets	—	—	—	—	—	—
Asset transactions costs	—	—	—	—	—	—
Other operating items, net	—	—	—	—	—	—
Intercompany expenses	1,345	118,463	6,344	—	(126,152)	—
Total costs and expenses	12,111	70,269	2,183	4,225	(88,788)	—

Equity in earnings of subsidiaries	293,138	70,683	(87,151)	—	(276,670)	—
Operating income (loss)	263,907	1,618	(86,193)	(4,225)	(175,107)	—

Other expense (income)
Interest expense, net	(13,193)	13,193	—	—	—	—
Other, net	—	—	91,265	—	(91,265)	—
Total other expense, net	(13,193)	13,193	91,265	—	(91,265)	—

Income (loss) from continuing operations before income taxes	277,100	(11,575)	(177,458)	(4,225)	(83,842)	—
Income taxes benefit (expense)	(277,100)	282,599	(5,499)	—	—	—
Income (loss) from continuing operations, net of tax	—	271,024	(182,957)	(4,225)	(83,842)	—
Income (loss) from discontinued operations, net of tax	—	—	91,265	—	(91,265)	—
Net income (loss)	—	271,024	(91,692)	(4,225)	(175,107)	—
Net loss attributable to noncontrolling interest	—	—	—	—	—	—
Net income (loss) attributable to controlling interest	$—	$271,024	$(91,692)	$(4,225)	$(175,107)	$—
Comprehensive income (loss)	$—	$271,024	$(92,654)	$(4,225)	$(174,145)	$—

Boyd Gaming Corporation                                     Attachment I
Impact of Corrections of Prior Year Financial Information
Form 10-K for the Year Ended December 31, 2013 - Note 20, Condensed Consolidating Financial Information

Consolidating Statements of Operations - continued

	Year Ended December 31, 2011
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Net revenues	$(25,799)	$1,205	$964	$10,858	$12,772	$—

Costs and expenses
Operating	1,535	(1,550)	15	—	—	—
Selling, general and administrative	44,881	(44,951)	70	—	—	—
Maintenance and utilities	—	(2)	—	2	—	—
Depreciation and amortization	—	(1)	1	—	—	—
Corporate expense	(49,627)	1,401	—	—	48,226	—
Preopening expenses	869	(869)	—	10,858	(10,858)	—
Impairment of assets	—	—	—	—	—	—
Asset transactions costs	—	—	—	—	—	—
Other operating items, net	—	—	1	(1)	—	—
Intercompany expenses	1,303	122,331	1,904	—	(125,538)	—
Total costs and expenses	(1,039)	76,359	1,991	10,859	(88,170)	—

Equity in earnings of subsidiaries	8,268	(1,319)	—	—	(6,949)	—
Operating income (loss)	(16,492)	(76,473)	(1,027)	(1)	93,993	—

Other expense (income)
Interest expense, net	(16,492)	16,492	—	—	—	—
Gain on early retirements of debt	—	—	—	—	—	—
Other, net	—	—	—	—	—	—
Total other expense, net	(16,492)	16,492	—	—	—	—

Income (loss) from continuing operations before income taxes	—	(92,965)	(1,027)	(1)	93,993	—
Income taxes benefit (expense)	—	15	(15)	—	—	—
Income (loss) from continuing operations, net of tax	—	(92,950)	(1,042)	(1)	93,993	—
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—
Net income (loss)	—	(92,950)	(1,042)	(1)	93,993	—
Net loss attributable to noncontrolling interest	—	—	—	—	—	—
Net income (loss) attributable to controlling interest	$—	$(92,950)	$(1,042)	$(1)	$93,993	$—
Comprehensive income	$—	$(92,950)	$(1,042)	$7,593	$86,399	$—

Boyd Gaming Corporation                                     Attachment I
Impact of Corrections of Prior Year Financial Information
Form 10-K for the Year Ended December 31, 2013 - Note 20, Condensed Consolidating Financial Information

Condensed Consolidating Statements of Cash Flows

	Year Ended December 31, 2012
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Cash flows from operating activities
Net cash from operating activities	$(151,516)	$174,806	$(19,610)	$(124)	$(3,556)	$—

Cash flows from investing activities
Capital expenditures	524	(493)	(31)	—	—	—
Cash paid for business acquisition, net	—	—	—	—	—	—
Investment in and advances to unconsolidated subsidiaries, net	(4,492)	—	—	—	4,492	—
Net activity with affiliates	—	(174,513)	19,541	224	154,748	—
Other investing activities	—	—	—	—	—	—
Net cash from investing activities	(3,968)	(175,006)	19,510	224	159,240	—

Cash flows from financing activities
Borrowings under bank credit facility	—	—	—	—	—	—
Payments under bank credit facility	—	—	—	—	—	—
Debt issuance cost, net	—	—	—	—	—	—
Proceeds from issuance of senior secured notes	—	—	—	—	—	—
Proceeds from variable interest entities' issuance of debt	—	—	—	—	—	—
Payments on loans to members of variable interest entity	—	—	—	—	—	—
Advances from parent	—	200	—	—	(200)	—
Net activity with affiliates	155,484	—	—	—	(155,484)	—
Other financing activities	—	—	—	—	—	—
Net cash from financing activities	155,484	200	—	—	(155,684)	—

Cash flows from discontinued operations
Cash flows from operating activities	—	—	—	—	—	—
Cash flows from investing activities	—	—	—	—	—	—
Cash flows from financing activities	—	—	—	—	—	—
Net cash from discontinued operations	—	—	—	—	—	—

Net change in cash and cash equivalents	—	—	(100)	100	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—	—
Change in cash classified as discontinued operations	—	—	—	—	—	—
Cash and cash equivalents, end of period	$—	$—	$(100)	$100	$—	$—

Boyd Gaming Corporation                                     Attachment I
Impact of Corrections of Prior Year Financial Information
Form 10-K for the Year Ended December 31, 2013 - Note 20, Condensed Consolidating Financial Information

Condensed Consolidating Statements of Cash Flows - continued

	Year Ended December 31, 2011
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Cash flows from operating activities
Net cash from operating activities	$95,758	$(78,497)	$(12,999)	$(709)	$(3,553)	$—

Cash flows from investing activities
Capital expenditures	(1,628)	193	1,435	—	—	—
Cash paid for acquisition, net of cash received	—	—	—	—	—	—
Cash paid to acquire development agreement	—	—	—	—	—	—
Investments in and advances to unconsolidated subsidiaries, net	(1,700)	—	—	—	1,700	—
Net activity with affiliates	—	75,914	11,570	—	(87,484)	—
Change in restricted investments	—	—	—	26,801	—	26,801
Other investing activities	(703)	—	(6)	(26,092)	—	(26,801)
Net cash from investing activities	(4,031)	76,107	12,999	709	(85,784)	—

Cash flows from financing activities
Borrowings under bank credit facility	—	—	—	—	—	—
Payments under bank credit facility	—	—	—	—	—	—
Debt issuance cost, net	—	—	—	—	—	—
Payments on retirement of long term debt	—	690	—	—	—	690
Payments on non-recourse debt of variable interest entity	—	—	—	—	—	—
Proceeds from variable interest entities' issuance of debt	—	—	—	—	—	—
Payments on loans to members of variable interest entity	—	—	—	—	—	—
Advances from parent	—	1,700	—	—	(1,700)	—
Net activity with affiliates	(91,037)	—	—	—	91,037	—
Other financing activities	(690)	—	—	—	—	(690)
Net cash from financing activities	(91,727)	2,390	—	—	89,337	—

Cash flows from discontinued operations
Cash flows from operating activities	—	—	—	—	—	—
Cash flows from investing activities	—	—	—	—	—	—
Cash flows from financing activities	—	—	—	—	—	—
Net cash from discontinued operations	—	—	—	—	—	—

Net change in cash and cash equivalents	—	—	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—	—
Change in cash classified as discontinued operations	—	—	—	—	—	—
Cash and cash equivalents, end of period	$—	$—	$—	$—	$—	$—

Boyd Gaming Corporation                                     Attachment II
Impact of Corrections of Prior Year Financial Information
Form 10-Q for the Period Ended March 31, 2014 - Note 14, Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheets

	December 31, 2013
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Assets
Cash and cash equivalents	$—	$—	$—	$—	$—	$—
Other current assets	—	1,405	(1,405)	—	—	—
Property and equipment, net	—	(21,750)	21,750	—	—	—
Investments in subsidiaries	—	(56,371)	—	—	56,371	—
Intercompany receivable	—	881,627	—	—	(881,627)	—
Other, net	—	(5)	5	—	—	—
Intangible assets, net	—	—	—	—	—	—
Goodwill, net	—	—	—	—	—	—
Total assets	$—	$804,906	$20,350	$—	$(825,256)	$—

Liabilities and Stockholders' Equity
Current maturities of long-term debt	$—	$—	$—	$—	$—	$—
Other current liabilities	—	(4,069)	586	1	3,482	—
Accumulated losses of subsidiaries in excess of investment	—	—	(1,481)	—	1,481	—
Intercompany payable	—	—	885,137	(1)	(885,136)	—
Long-term debt, net of current maturities	—	—	—	—	—	—
Other long-term liabilities	—	(7,827)	7,827	—	—	—

Common stock	—	—	(27)	—	27	—
Additional paid-in capital	—	—	—	—	—	—
Retained earnings (deficit)	—	816,802	(871,692)	—	54,890	—
Accumulated other comprehensive loss, net	—	—	—	—	—	—
Total Boyd Gaming Corporation stockholders' equity (deficit)	—	816,802	(871,719)	—	54,917	—
Noncontrolling interest	—	—	—	—	—	—
Total stockholders' equity (deficit)	—	816,802	(871,719)	—	54,917	—
Total liabilities and stockholders' equity	$—	$804,906	$20,350	$—	$(825,256)	$—

Boyd Gaming Corporation                                     Attachment II
Impact of Corrections of Prior Year Financial Information
Form 10-Q for the Period Ended March 31, 2014 - Note 14, Condensed Consolidating Financial Information

Condensed Consolidating Statements of Operations

	Three Months Ended March 31, 2013
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Net revenues	$—	$5,172	$(5,172)	$—	$—	$—

Costs and expenses
Operating	—	—	—	—	—	—
Selling, general and administrative	—	(62)	62	—	—	—
Maintenance and utilities	—	—	—	—	—	—
Depreciation and amortization	—	—	—	—	—	—
Corporate expense	—	—	—	—	—	—
Preopening expense	—	(2,788)	2,788	—	—	—
Other operating charges and credits, net	—	—	—	—	—	—
Intercompany expenses	(1)	5,035	(5,036)	—	2	—
Total costs and expenses	(1)	2,185	(2,186)	—	2	—

Equity in earnings of subsidiaries	180	(7,872)	—	—	7,692	—
Operating income (loss)	181	(4,885)	(2,986)	—	7,690	—

Other expense (income)
Interest expense, net	—	(1)	1	—	—	—
Other, net	—	—	—	—	—	—
Total other expense, net	—	(1)	1	—	—	—

Income (loss) from continuing operations before income taxes	181	(4,884)	(2,987)	—	7,690	—
Income taxes benefit (expense)	(181)	4,872	(4,691)	—	—	—
Income (loss) from continuing operations, net of tax	—	(12)	(7,678)	—	7,690	—
Income (loss) from discontinued operations, net of tax	—	—	—	—	—	—
Net income (loss)	—	(12)	(7,678)	—	7,690	—
Net loss attributable to noncontrolling interest	—	—	—	—	—	—
Net income (loss) attributable to controlling interest	$—	$(12)	$(7,678)	$—	$7,690	$—
Comprehensive income (loss)	$—	$283	$(7,678)	$—	$7,395	$—

Boyd Gaming Corporation                                     Attachment II
Impact of Corrections of Prior Year Financial Information
Form 10-Q for the Period Ended March 31, 2014 - Note 14, Condensed Consolidating Financial Information

Condensed Consolidating Statements of Cash Flows

Three Months Ended March 31, 2013
			Non-	Non-
			Guarantor	Guarantor
			Subsidiaries	Subsidiaries
		Guarantor	(100%	(Not 100%
(In thousands)	Parent	Subsidiaries	Owned)	Owned)	Eliminations	Consolidated
Cash flows from operating activities
Net cash from operating activities	$(209,330)	$172,369	$36,727	$(3,721)	$3,955	$—

Cash flows from investing activities
Capital expenditures	—	—	—	—	—	—
Proceeds from Echelon sale	—	—	—	—	—	—
Cash paid for LVE option	—	—	—	—	—	—
Investments in and advances to unconsolidated subsidiaries, net	—	—	—	—	—	—
Net activity with affiliates	—	(172,369)	(36,727)	5	209,091	—
Distributions from subsidiary	9,500	—	—	—	(9,500)	—
Other investing activities	—	—	—	—	—	—
Net cash from investing activities	9,500	(172,369)	(36,727)	5	199,591	—

Cash flows from financing activities
Borrowings under bank credit facility	—	—	—	—	—	—
Payments under bank credit facility	—	—	—	—	—	—
Debt issuance cost, net	—	—	—	—	—	—
Payments under note payable	—	—	—	—	—	—
Advances from parent	—	—	—	3,716	(3,716)	—
Net activity with affiliates	209,330	—	—	—	(209,330)	—
Distributions to parent	(9,500)	—	—	—	9,500	—
Other financing activities	—	—	—	—	—	—
Net cash from financing activities	199,830	—	—	3,716	(203,546)	—

Cash flows from discontinued operations
Cash flows from operating activities	—	—	—	—	—	—
Cash flows from investing activities	—	—	—	—	—	—
Cash flows from financing activities	—	—	—	—	—	—
Net cash from discontinued operations	—	—	—	—	—	—

Net change in cash and cash equivalents	—	—	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—	—	—
Change in cash classified as discontinued operations	—	—	—	—	—	—
Cash and cash equivalents, end of period	$—	$—	$—	$—	$—	$—